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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TRIZEC PROPERTIES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
89687P 10 7
(CUSIP Number)
Trizec Canada Inc.
BCE Place, Wellington Tower
Suite 3820
181 Bay Street
Toronto ON M5J 2T3
Canada
416-682-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89687P 10 7	Page	2	of	11 pages

1	NAMES OF REPORTING PERSONS: Peter Munk

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		350,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,819,921

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		350,000

WITH	10	SHARED DISPOSITIVE POWER:

		60,819,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	61,169,921

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	39% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

(1)	The calculation of the percent of class represented by amount in row (11) is (a) based on representations made by the Issuer in the Merger Agreement that, as of June 2, 2006, there were 157,199,870 shares of Common Stock issued and outstanding and (b) adjusted in accordance with Rule 13d-3(d)(1) for currently exercisable Warrants to purchase 1,247,542 shares of Common Stock beneficially owned by Mr. Munk.

CUSIP No.	89687P 10 7	Page	3	of	11 pages

1	NAMES OF REPORTING PERSONS: P.M. Capital Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,819,921

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		60,819,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,819,921

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	38% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	The calculation of the percent of class represented by amount in row (11) is (a) based on representations made by the Issuer in the Merger Agreement that, as of June 2, 2006, there were 157,199,870 shares of Common Stock issued and outstanding and (b) adjusted in accordance with Rule 13d-3(d)(1) for currently exercisable Warrants to purchase 897,542 shares of Common Stock beneficially owned by PMC.

CUSIP No.	89687P 10 7	Page	4	of	11 pages

1	NAMES OF REPORTING PERSONS: Trizec Canada Inc .

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,819,921

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		60,819,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,819,921

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	38% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	The calculation of the percent of class represented by amount in row (11) is (a) based on representations made by the Issuer in the Merger Agreement that, as of June 2, 2006, there were 157,199,870 shares of Common Stock issued and outstanding and (b) adjusted in accordance with Rule 13d-3(d)(1) for currently exercisable Warrants to purchase 897,542 shares of Common Stock beneficially owned by TCI.

Page	5	of	11 pages
CUSIP No.89687P 10 7
Introduction
     This Amendment No. 1 amends and supplements the Schedule 13D filed on May 17, 2002 (the “Prior Statement”) by (i) Peter Munk; (ii) P.M. Capital Inc., a company incorporated under the Business Corporations Act (Ontario) (“PMC”); and (iii) Trizec Canada Inc., a company incorporated under the Canada Business Corporations Act (“TCI”) relating to their beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Trizec Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.

Item 2.	Identity and Background
      Schedules A and B to this Amendment No. 1 hereby amend and restate Schedules A and B to the Prior Statement and are hereby incorporated herein by reference.
      The last sentence of the second paragraph of Item 2 of the Prior Statement is hereby amended and restated as follows:
      The business address of Peter Munk, PMC and TCI is BCE Place, Wellington Tower, Suite 3820, 181 Bay Street, Toronto, ON M5J 2T3 Canada.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Prior Statement is hereby amended to add the following:
     PMC, the registered and beneficial owner of 7,522,283 multiple voting shares of TCI and 1,972,435 subordinate voting shares of TCI (together with any voting securities of TCI acquired by PMC after the date hereof “PMC Subject Shares”), has entered into a support agreement (the “PMC Support Agreement”) with Grace Holdings LLC, a Delaware limited liability company (“Parent”) and 4162862 Canada Limited, a Canadian corporation and an affiliate of Parent (“AcquisitionCo”).
     TCI, the registered and beneficial owner of 59,922,379 shares of common stock, 100 special voting shares and 100,000 shares of class F convertible stock of the Issuer (together with any other voting securities of the Issuer acquired after the date hereof, the “TCI Subject Shares”), has entered into a support agreement (the “TCI Support Agreement”) with Parent, and Grace Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“MergerCo”).
     The transactions contemplated by the PMC Support Agreement and TCI Support Agreement are not expected to require the expenditure of any funds by the reporting persons. PMC and TCI entered into the PCM Support Agreement and TCI Support Agreement, respectively, to induce Parent, MergerCo and AcquisitionCo to enter into the agreement and plan of merger and arrangement agreement described in Item 4. The agreement and plan of merger agreement described in Item 4, is not expected to require the expenditure of any funds by the reporting persons.

Item 4.	Purpose of Transaction.
     Item 4 of the Prior Statement is hereby amended by deleting the second paragraph thereof and replacing it with the following paragraphs:
Agreement and Plan of Merger and Arrangement Agreement
     On June 5, 2006, TCI, Trizec Holdings Operating LLC (“Operating Company”), Parent, MergerCo, AcquisitionCo and Grace OP, LLC, a Delaware limited liability company (“Merger LLC”), entered into an agreement and plan of merger and arrangement agreement (the “Merger Agreement”) with the Issuer.
     After receipt of all required regulatory approvals, shareholder approval and satisfaction of other closing conditions set forth in the Merger Agreement, MergerCo will merge with and into the Issuer (the “Trizec Merger”) resulting in each outstanding share of Common Stock of the Issuer, other than Common Stock beneficially owned by TCI, being converted into the right to receive $29.01 in cash per such share (the “Merger Price”). After consummation of the Trizec Merger, the Issuer will be a wholly-owned subsidiary of Parent.
     Concurrently with the Trizec Merger, Merger LLC will merge with and into the Operating Company (the “OP Merger”). The parties to the Merger Agreement will also implement a plan of arrangement with respect to TCI on the terms and subject to the conditions set forth in the plan of arrangement attached as Exhibit A to the Merger Agreement (the “Plan of Arrangement”) which, among other things, will result in each outstanding share of TCI

Page	6	of	11 pages
being converted into the right to receive $30.97 in cash per such share and AcquisitionCo becoming the sole shareholder of TCI. $1.96 of the per share amount for the TCI shares reflects the value of TCI’s net assets other than its approximate 38% interest in the Issuer.
Support Agreements
     Pursuant to the TCI Support Agreement, TCI agreed, at any time prior to the earliest to occur of the effective time of the Trizec Merger, the termination of the Merger Agreement, or the withdrawal, modification or change in recommendation of the board of the Issuer recommending to the Issuer’s shareholders that they adopt the Merger Agreement (the “TCI Expiration Date”) to (i) vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby, and (ii) vote against any (A) approval of any proposal made in opposition to or competition with consummation of the transactions contemplated by the Merger Agreement, (B) approval of any proposal or offer from any party other than Parent or an affiliate of Parent relating to a merger, consolidation or similar transaction involving the Issuer or sale or other disposition, directly or indirectly, of 20% or more of the consolidated assets of the Issuer, the issue, sale or other disposition by the Issuer of securities representing 20% or more of the votes associated with the outstanding voting equity securities of the Issuer, any tender offer or exchange offer to acquire beneficial ownership of 20% or more of the outstanding common shares of Issuer or any transaction similar to that contemplated by the Merger Agreement, (C) approval of any action or proposal that is intended to, or is reasonably likely to, result in the conditions of the Issuer’s obligations under the Merger Agreement not being fulfilled, (D) any amendment of the charter or by-laws of the Issuer or any of the organizational documents of any subsidiary of TCI that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement, and (F) any dissolution, liquidation or winding up of the Issuer. Similarly, pursuant to the PMC Support Agreement, PMC agreed, at any time prior to the earliest to occur of the effective time of the Plan of Arrangement, the termination of the Merger Agreement, or the withdrawal, modification or change in recommendation of the board of TCI recommending to shareholders that they approve the Plan of Arrangement (the “PCI Expiration Date”), to (iii) vote in favor of the approval and adoption of the Plan of Arrangement and the transactions contemplated thereby, and (iv) vote against any (A) approval of any proposal made in opposition to or competition with consummation of the Plan of Agreement, (B) approval of any proposal from any party other than Parent or an affiliate of Parent relating to the sale or other disposition, directly or indirectly, of 20% or more of the consolidated assets of TCI, the issue, sale or other disposition by TCI of securities representing 20% or more of the votes associated with the outstanding shares of TCI, any take-over bid, tender offer or other offer or proposal to acquire beneficial ownership of 20% or more of the votes attached to the outstanding shares of TCI or any transaction similar to that contemplated by the Merger Agreement, (C) approval of any proposal that is intended to, or is reasonably likely to, result in the conditions of TCI’s obligations under the Merger Agreement not being fulfilled, (D) any amendment of the charter or by-laws of TCI that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Plan of Arrangement, and (F) any dissolution, liquidation or winding up of TCI.
     Under the TCI Support Agreement, TCI has granted to, and appointed Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation as, TCI’s irrevocable (until the termination date of the TCI Support Agreement) agent, attorney-in-fact, and proxy (with full power of substitution) to vote the TCI Subject Shares as described above. Under the PMC Support Agreement, PMC has granted to, and appointed Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation as, PMC’s irrevocable (until the termination date of the PMC Support Agreement) agent, attorney-in-fact, and proxy (with full power of substitution) to vote the PMC Subject Shares as described above.
     Pursuant to the TCI Support Agreement and the PMC Support Agreement, each of TCI and PMC has agreed, while such agreements are in effect, and except as contemplated thereby, not to (i) transfer, assign, sell, gift-over, pledge, encumber or otherwise dispose of, or consent to any of the foregoing with respect to, any or all of the respective TCI Subject Shares or PMC Subject Shares, as applicable, or any right or interest therein (“Transfer”); (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the TCI Subject Shares or the PMC Subject Shares except to Brookfield Properties Corporation or any individual designated by Brookfield Properties Corporation; (iv) deposit any of the holdings into a voting trust, or enter into a voting agreement or arrangement with respect to any of the TCI Subject Shares or PMC Subject Shares (other than with respect to PMC

Page	7	of	11 pages
Subject Shares, an existing trust arrangement in place on behalf of Peter Munk and subject to the ability of PMC to transfer up to 3,000,000 of the PMC Subject Shares), or (v) take any action that would make any representation or warranty of TCI or PMC, as applicable, contained in the TCI Support Agreement and the PMC Support Agreement being untrue or incorrect or have the effect of preventing or disabling TCI or PMC, as applicable, from performing its obligations under the TCI Support Agreement and the PMC Support Agreement.
     The TCI Support Agreement and the PMC Support Agreement will terminate on the TCI Expiration Date and the PCI Expiration Date, respectively.
     As of the date hereof the securities subject to the TCI Support Agreement represent approximately 38% of the outstanding voting power of the Common Stock of the Issuer. The TCI Support Agreement will also apply to any shares of Issuer Common Stock acquired by TCI after the date thereof.
     The foregoing summaries of the Merger Agreement, TCI Support Agreement and PMC Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 4, Exhibit 5 and Exhibit 6, respectively.

Item 5.	Interests
     Item 5 of the Prior Statement is hereby amended and restated as follows:
(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendment No. 1 are hereby incorporated herein by reference.
Except as disclosed in Schedule C to this Amendment No. 1 and in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A and B to this Amendment No. 1 beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.
(b) The responses of the Reporting Persons to Rows (7) through (10) of the cover page of this Amendment No. 1 are hereby incorporated herein by reference.
Except as disclosed in Schedule C to this Amendment No. 1 and in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A and B to this Amendment No. 1 has the power to vote or direct the vote or to dispose or direct the disposition of any of the Common Stock which they may be deemed to beneficially own.
(c) None.

Item 7.	Material to be Filed as Exhibits
     Item 7 of the Prior Statement is hereby amended and supplemented by the filing of the following exhibits herewith:
     4. Agreement and plan of merger and arrangement agreement, dated June 5, 2006, among the Issuer, TCI, Operating Company, Parent, MergerCo, AcquisitionCo and Merger LLC.
     5. Support agreement, dated as of June 5, 2006, by and among TCI, Parent and MergerCo.
     6. Support agreement, dated as of June 5, 2006, by and among PMC, Parent and AcquisitionCo.
[Remainder of page intentionally left blank]

Page	8	of	11 pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:

June 5, 2006	/s/ Peter Munk
Peter Munk

June 5, 2006	P.M. CAPITAL INC.
	By:	/s/ Peter Munk
	Name:	Peter Munk
	Title:	President

June 5, 2006	TRIZEC CANADA INC.
	By:	/s/ Peter Munk
	Name:	Peter Munk
	Title:	Chairman and Chief Executive Officer

Page	9	of	11 pages
SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
P.M. Capital Inc. Directors and Executive Officers

Name, Title	Business Address	Principal Occupation	Citizenship

Peter Munk, President and Sole Director	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Chairman and Chief Executive Officer of Trizec Canada Inc., Chairman of Trizec Properties, Inc., and Chairman of Barrick Gold Corporation (gold mining company)	Canada

Frank Penny, Vice President and Secretary	120 Adelaide Street West, Suite 2150 Toronto, ON M5H 1T1 Canada	President of Clover Administration Inc. (administrative service company)	Canada

Melanie Munk, Treasurer	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Treasurer of P.M. Capital Inc.	U.K.

Page	10	of	11 pages
SCHEDULE B
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
Trizec Canada Inc. Directors and Executive Officers

Name, Title	Business Address	Principal Occupation	Citizenship

Peter Munk, Chairman and Chief Executive Officer	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Chairman and Chief Executive Officer of Trizec Canada Inc., Chairman of Trizec Properties, Inc., and Chairman of Barrick Gold Corporation (gold mining company)	Canada

Howard L. Beck, Director	The Edison Centre Suite 604 2345 Yonge Street Toronto, ON M4P 2E5 Canada	Corporate Director	Canada

C. William D. Birchall, Director	103 Poplar Plains Road Toronto, ON M4V 2N1 Canada	Corporate Director	U.K.

Richard M. Cecconi, Controller	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Controller of Trizec Canada Inc.	Canada

Donald L. Lenz Director	Newport Partners LP 469 King Street West 4th Floor Toronto, ON M5V 1K4 Canada	Managing Director of Newport Partners LP	Canada

Colin L. Chapin, Senior Vice President, Chief Financial Officer and Corporate Secretary	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Senior Vice President, Chief Financial Officer and Corporate Secretary of Trizec Canada Inc.	Canada

Dr. Alan Hudson Director	Cancer Care Ontario 620 University Ave. Toronto ON M5G 2L7 Canada	Lead Access to Services and Wait Times Strategy, Health Results Team Ontario Ministry of Health and Long-Term Care	Canada

William E. Jupp, Director, Financial Reporting	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	Assistant Secretary of Trizec Canada Inc.	Canada

Robert B. Wickham, President	BCE Place, Wellington Tower, Suite 3820 181 Bay Street Toronto, ON M5J 2T3 Canada	President of Trizec Canada Inc.	Canada

Page	11	of	11 pages
SCHEDULE C
BENEFICIAL OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

	Number of Shares of
	Common Stock			Nature of Power to
Name, Title	Beneficially Owned		Nature of Power to Vote	Dispose
Peter Munk, Chairman, Chief Executive Officer and Director of TCI and	350,000	(1)	Sole	Sole
President and Director of PMC	60,819,921	(2)	Shared	Shared

Howard L. Beck, Director of TCI	6,250	(3)	Sole	Sole

(1)	Represents currently exercisable warrants to purchase 350,000 shares of Common Stock.

(2)	Represents 59,922,379 shares of Common Stock and currently exercisable warrants to purchase 897,542 shares of Common Stock, in each case held indirectly through subsidiaries of Trizec Canada Inc.

(3)	Represents currently exercisable warrants to purchase 6,250 shares of Common Stock. On June 10, 2002, Mr. Beck sold 3,600 Exchange Certificates of the Issuer at $16.70 per exchange certificate and 2,047 Exchange Certificates of the Issuer at a price of $16.74 per exchange certificate.